SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952 Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) , pursuant to Instruction no. 358 of January 3, 2002, issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended (“CVM Instruction 358”), and Paragraph 4 of Article 157 of Law no. 6,404 of December 15, 1976, as amended (“Corporation Law”), hereby discloses its goals for 2018, as follows:

Launches (2019-2021)	R$1.0 bi – 1.2 bi / year
Gross Margin (2019-2021)	30 - 35%
Cancellations (2018)	R$250MM
Cancellations (2019)	R$150MM

São Paulo, August 28, 2018.

GAFISA S.A. Carlos Calheiros Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer